EXHIBIT 99.1

Medicenna Receives Award for Excellence in Clinical Trials in Connection with an Upcoming Presentation at the 26th Annual Meeting of the Society for Neuro-Oncology

TORONTO and HOUSTON, Nov. 18, 2021 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that John H. Sampson, MD, PhD, MHSc, MBA, Robert H. and Gloria Wilkins Distinguished Professor of Neurosurgery at Duke University School of Medicine and member of Medicenna’s Board of Directors, received The Abstract Award for Excellence in Clinical Trials in connection with an upcoming oral presentation on MDNA55. The presentation will be delivered by Dr. Sampson at the 26th Annual Meeting of the Society for Neuro-Oncology (SNO), which is taking place November 18 – 21, 2021 at the Hynes Convention Center in Boston, Massachusetts.

The presentation will include previously reported data and analyses from the Phase 2b MDNA55-05 trial, which evaluated the empowered IL-4 Superkine MDNA55 in recurrent glioblastoma multiforme (rGBM) and demonstrated a median overall survival of 15.7 months, representing a >100% improvement compared to an matched external control arm (median OS of 7.2 months). Additionally, design of the novel open-label hybrid Phase 3 trial of MDNA55 in rGBM, accepted by the FDA, will also be discussed.

“I’d like to congratulate Dr. Sampson and all of our co-authors for receiving this well-deserved recognition by their peers,” said Fahar Merchant, PhD, President and CEO of Medicenna and co-author on the award-winning abstract. “To be honored in this fashion by the Society for Neuro-Oncology is a great accomplishment that externally validates MDNA55’s clinical data set and the pioneering nature of our planned Phase 3 trial design. We look forward to discussing the advantages conferred by this trial design with the clinical community at the annual SNO meeting.”

Compared to conventional randomized control trials, the hybrid design of the planned Phase 3 trial of MDNA55 will reduce the overall number of patients needed in the study to achieve the primary endpoint, as well as reduce the cost and timelines associated with completing the trial. Medicenna is currently in active discussions in pursuit of a partnership to facilitate MDNA55’s further development and commercialization.

Details on the upcoming oral presentation and corresponding abstract are as follows:

Title:	MDNA55, an interleukin-4 receptor targeted immunotherapy, for recurrent GBM delivered by convection enhanced delivery (CED)
Abstract Number:	CTIM-28
Session Name:	Clinical Trials I
Presentation Date:	Friday, November 19, 2021
Presentation Time:	4:35 PM – 4:45 PM ET
Location:	Ballroom C

Slides from the oral presentation will be posted to the “Events and Presentations” page of Medicenna’s website following the conference.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company and other statements that are not historical facts including, but not limited to, statements related to the clinical potential and development of MDNA55, including the advantages of the study design, costs and timeline and a strategic partnership for MDNA55 a. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expect", "believe", "seek" and similar expressions. All statements other than statements of historical fact, included in this release, including statements on the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form for the year ended March 31, 2021, which is available on SEDAR at www.sedar.com, and Form 40-F of the Company filed with the United States Securities and Exchange Commission and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com